Exhibit 12.1

ORTHOVITA, INC.

	Three Months Ended March 31,	Year Ended December 31,
	2006	2005	2004	2003	2002	2001
Ratio of earnings to fixed charges and to combined fixed charges and preferred stock dividends:
Net loss applicable to common shareholders	$(3,927,629)	$(13,363,341)	$(13,198,024)	$(10,120,846)	$(20,292,402)	$(13,790,419)
Add: fixed charges	366,441	1,455,293	1,079,668	872,144	629,140	358,931

Net loss applicable to common shareholders	(3,561,188)	(11,908,048)	(12,118,356)	(9,248,702)	(19,663,262)	(13,431,488)
Add: Preferred dividends	—	—	—	1,119,390	8,622,458	—

Total net loss	(3,561,188)	(11,908,048)	(12,118,356)	(8,129,312)	(11,040,804)	(13,431,488)

Interest expense	49,585	320,891	120,230	89,685	79,490	154,074
Revenue interest expense	276,212	989,287	837,844	642,850	386,893	65,750
Interest component of rental expense	40,644	145,115	121,594	139,609	162,757	139,107

Total Fixed Charges	366,441	1,455,293	1,079,668	872,144	629,140	358,931
Preferred Stock dividends	—	—	—	1,119,390	8,622,458	—

Total Fixed Charges and Preferred Stock dividends	366,441	1,455,293	1,079,668	1,991,534	9,251,598	358,931

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—

Ratio of Earnings to Combined Fixed Charges and Preferred Stock dividends	$—	$—	$—	$—	$—	$—

We reported a net loss for each of the years in the five-year period ended December 31, 2005 and for the three months ended March 31, 2006 and we would have needed to generate additional income of $14,818,634, $14,277,692, $10,992,990, $20,921,542, $14,149,350 and $4,294,070, respectively to cover our fixed charges of $1,455,293, $1,079,668, $872,144, $629,140, $358,931 and $366,441, respectively. Including preferred stock dividends, we would have needed to generate additional income of $12,112,380 and $29,544,000 in 2003 and 2002, respectively.

The ratios of earnings to fixed charges presented above were computed by dividing our net loss by fixed charges. For this purpose, losses have been calculated by adding fixed charges to net loss. Fixed charges consist of interest expense, revenue interest expense and the interest component of rental expense.

The ratios of earnings to combined fixed charges and preferred stock dividends presented above were computed by dividing our net loss by fixed charges and preferred stock dividends. For this purpose, losses have been calculated by adding fixed charges and preferred stock dividends to net loss. Fixed charges consist of interest expense, revenue interest expense and the interest component of rental expense.